FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian exchanges in response to the emails sent by them seeking clarification:

We refer to the emails dated June 22, 2018 received from both the Exchanges seeking clarification on the media report titled “ICICI Bank board meet underway to decide on Justice BN Srikrishna's appointment” from Business Line dated June 18, 2018.

We wish to draw attention to our release filed with the stock exchanges on June 18, 2018 indicating the key managerial appointment and the status on leave relating to the MD&CEO (copy of our previous exchange filing enclosed for your ready reference). Former Supreme Court judge Hon’ble Mr. Justice B. N. Srikrishna (Retd.) who had been approached by the Audit Committee of the Bank has graciously consented to head the independent enquiry. The Audit Committee of the Bank had been mandated through delegation of powers by the Board of the Bank to take further steps concerning the independent enquiry.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

June 18, 2018

BSE Limited	National Stock Exchange of India Limited
Listing Department	Listing Department
Phiroze Jeejeebhoy Towers	Exchange Plaza, 5th Floor,
Dalal Street	Plot No. C/1, G Block,
Mumbai 400 001	Bandra Kurla Complex,
Bandra East, Mumbai 400 051

Dear Sir,

Sub: Company Update

We wish to inform you that the Bank would be disseminating the attached press release in connection with the changes in the Key Managerial Personnel based on the outcome of the meeting of the Board of Directors held today.

Yours faithfully,

For ICICI Bank Limited

/s/ Ranganath Athreya

Ranganath Athreya

General Manager

& Joint Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

Media Release	June 18, 2018

For Immediate Release

•	ICICI Bank Board appoints Mr. Sandeep Bakhshi as Wholetime Director and Chief Operating Officer (COO) of ICICI Bank

The Board of Directors of ICICI Bank Limited (NYSE: IBN) has at its meeting today decided to appoint Mr. Sandeep Bakhshi, as Wholetime Director & Chief Operating Officer designate, ICICI Bank. His appointment as COO will be for a period of five years, subject to regulatory approvals. He will take over as the COO from June 19, 2018, or on the date of regulatory and other approvals, whichever is later.

Mr. Bakhshi will be responsible for handling all the businesses and corporate centre functions at the Bank. All Executive Directors on the Board of ICICI Bank and the executive management will report to him. Mr. Bakhshi will report to Ms. Chanda Kochhar, who will continue in her role as MD & CEO of ICICI Bank.

In line with the highest levels of governance and corporate standards, Ms. Chanda Kochhar has decided to go on leave till the completion of the enquiry as announced on May 30, 2018. The Board has noted and accepted this. During her period of leave, the COO will report to the Board.

Mr. Bakhshi has been the Managing Director & CEO, of ICICI Prudential Life Insurance Company, since August 01, 2010. During his tenure, ICICI Prudential Life Insurance Co. has been a leading private life insurance company in the country. Prior to this role, Mr. Bakhshi was the Deputy Managing Director of ICICI Bank. In this role he headed the retail and subsequently the wholesale business at the Bank. Before moving to the Bank, Mr. Bakhshi was the MD & CEO of ICICI Lombard General Insurance. Under his leadership, ICICI Lombard grew to be a leading private general insurance company in the country.

Mr. Bakhshi has extensive experience of leading both corporate and retail businesses across ICICI Group. He started his career with ICICI Ltd. in 1986. He looked after the corporate clients for the Northern and Eastern regions of ICICI Limited before joining ICICI Lombard in 2002. His work responsibilities included business development, project appraisals, project monitoring and business re-structuring.

Mr. Bakhshi is a Mechanical Engineer from Punjab Engineering College, Chandigarh and has a post-graduate degree in management from Xavier Labour Relations Institute (XLRI), Jamshedpur.

ICICI Bank Board also recommended to the Board of Directors of ICICI Prudential Life Insurance Company to appoint Mr. N. S. Kannan as the Managing Director & Chief Executive Office (CEO) of the company subject to regulatory and other approvals.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

About ICICI Bank: ICICI Bank Ltd (NYSE:IBN) is India’s largest private sector bank by consolidated assets. The Bank’s consolidated total assets stood at US$ 172.5 billion at March 31, 2018. ICICI Bank's subsidiaries include India's leading private sector insurance, asset management and securities brokerage companies, and among the country’s largest private equity firms. It is present across 17 countries, including India.

For media queries write us at: corporate.communications@icicibank.com

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. All reference to interest rates, penalties and other terms and conditions for any products and services described herein are correct as of the date of the release of this document and are subject to change without notice. The information in this document reflects prevailing conditions and our views as of this date, all of which is expressed without any responsibility on our part and is subject to change. In preparing this document, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources. ICICI Bank and the "I man" logo are the trademarks and property of ICICI Bank. Any reference to the time of delivery or other service levels is only indicative and should not be construed to refer to any commitment by us. The information contained in this document is directed to and for the use of the addressee only and is for the purpose of general circulation only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	June 22, 2018	By:	/s/ Ranganath Athreya
			Name :	Mr. Ranganath Athreya
			Title :	General Manager & Joint Company Secretary